Hylsamex
Mexico's Steel

04045672

File No. 82-4252

September 30, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

dlw 10/21

By: [signature]
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex Completes Paydown of Restructured Bank Debt	September 30, 2004

Hylsa mex
Mexico's Steel

RECEIVED

Hylsamex Completes Paydown of Restructured Bank Debt

Hylsamex Obtains Unsecured US$100 Million Medium Term Bank Financing and US$60 Million Liquidity Facility

MONTERREY, MEXICO, September 30th, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" or "the Company") announced today that its subsidiary Hylsa, S.A. de C.V. ("Hylsa") has obtained US$100 million in unsecured medium-term bank financing. Net proceeds of this transaction were utilized by Hylsa to fully repay and close bank debt denominated "Facility A". Through this transaction and the other bank debt prepayments made so far in 2004, Hylsamex has completely paid down all bank debt originated in the 2002 debt restructuring. Consequently, guarantees have been released and Hylsamex has increased its flexibility.

The final prepayment of Hylsamex's last piece of restructured debt provides enhanced flexibility in three key fronts: it reduces the level of encumbered assets, it eliminates other financial restrictions --mainly the resumption of dividends from Hylsa to the holding company "Hylsamex, S.A. de C.V.", and it improves borrowing costs. In addition, the Company's average life of debt is now 4.2 years.

More specifically, this refinancing allows Hylsa to classify 91% of its total debt as "unsecured", thus strengthening Hylsa's credit profile. Also, Hylsa and Galvak's renewed flexibility paves the road for Hylsamex to resume a sound and continuing dividend policy. Lastly, Hylsamex's consolidated debt profile reflects additional improvement, as part of management's efforts during 2004 to proactively modify the Company's financial structure.

The main terms of the US$100 million new bank financing at Hylsa are: unsecured, five-year amortizing loan with a one-year grace period for principal payments and 16 equal quarterly debt amortizations over the remaining four years. This transaction will reduce, on average, Hylsa's bank debt borrowing spread by approximately 200 basis points.

Additionally, Hylsa obtained a new unsecured US$60 million Liquidity Facility that replaces the former US$40 million secured credit line. The new, unsecured US$60 million Liquidity Facility has been granted for a period of three years with final maturity on September 30, 2007. It will be used for general corporate purposes and working capital needs. The lead arrangers for these transactions were Citigroup and JPMorgan, together with Bayerische Hypo-und-Vereinsbank and HSBC as arrangers.

Hylsamex is a steel producer and processor, encompassing the minimill route with vertical integration, which includes readily available sources of low cost iron ore and proprietary technology for the direct reduction of iron. The Company manufactures a broad spectrum of steel products with a significant emphasis on value-added products. Hylsamex, which has a manufacturing and distribution presence in North America, reaches its end customers through an extensive wholly-owned distribution network.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Hylsa
mex
El Acero de México®

Hylsamex Paga Completamente Deuda Bancaria Reestructurada

Hylsamex Obtiene US$100 Millones en Financiamiento Bancario de Mediano Plazo Sin Garantía y Línea de Crédito Revolvente de US$60 Millones

MONTERREY, MEXICO, 30 de septiembre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy que su subsidiaria Hylsa, S.A. de C.V. ("Hylsa") ha obtenido US$100 millones en financiamiento bancario de mediano plazo sin garantías. Los recursos netos de la transacción fueron utilizados por Hylsa para pagar totalmente el saldo insoluto de la deuda bancaria denominada "Facility A". A través de esta transacción y otros prepagos de deuda bancaria realizados en lo que va de 2004, Hylsamex ha pagado la totalidad de la deuda bancaria reestructurada en 2002. Por tanto, las garantías han sido canceladas e Hylsamex ha aumentado su flexibilidad.

Este prepago del tramo final de la deuda reestructurada de Hylsamex provee una mayor flexibilidad en tres aspectos importantes: reduce el nivel de activos otorgados en garantía, elimina otras restricciones financieras --principalmente permite reanudar dividendos de Hylsa a su compañía tenedora "Hylsamex, S.A. de C.V.", y mejora el costo de financiamiento. Adicionalmente, la vida promedio de la deuda de la Compañía es ahora de 4.2 años.

Específicamente, este financiamiento le permite a Hylsa clasificar 91% de su deuda total como "deuda sin garantías", fortaleciendo así el perfil crediticio de Hylsa. Además, la renovada flexibilidad de Hylsa y Galvak abre el camino para que Hylsamex reanude una política de dividendos constante y sólida. Finalmente, el perfil de deuda consolidado de Hylsamex refleja una mejora adicional, como parte de los esfuerzos de la administración durante 2004 para proactivamente modificar la estructura financiera de la Compañía.

Los términos principales del nuevo financiamiento bancario de Hylsa por US$100 millones son: un préstamo sin garantías por cinco años con un período de gracia de un año para pagos de principal y 16 amortizaciones trimestrales iguales de principal en los siguientes cuatro años. La transacción reducirá en aproximadamente 200 puntos base la tasa de financiamiento bancario de Hylsa, en promedio.

Adicionalmente, Hylsa obtuvo una nueva Línea de Crédito Revolvente sin garantías, que reemplaza la anterior línea de crédito garantizada de US$40 millones. La nueva Línea de Crédito Revolvente sin garantías ha sido otorgada por un plazo de tres

años, con expiración final el 30 de septiembre de 2007. Será utilizada para apoyar en los requerimientos de capital de trabajo. Los agentes estructuradores líderes de estas transacciones fueron Citigroup y JPMorgan, junto con Bayerische Hypo-und-Vereinsbank y HSBC que actuaron como agentes.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 30/09/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

Hylsamex Paga Completamente Deuda Bancaria Reestructurada

EVENTO RELEVANTE

Hylsamex Paga Completamente Deuda Bancaria Reestructurada

Hylsamex Obtiene US$100 Millones en Financiamiento Bancario de Mediano Plazo Sin Garantía y Línea de Crédito Revolvente de US$60 Millones

MONTERREY, MEXICO, 30 de septiembre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy que su subsidiaria Hylsa, S.A. de C.V. ("Hylsa") ha obtenido US$100 millones en financiamiento bancario de mediano plazo sin garantías. Los recursos netos de la transacción fueron utilizados por Hylsa para pagar totalmente el saldo insoluto de la deuda bancaria denominada "Facility A". A través de esta transacción y otros prepagos de deuda bancaria realizados en lo que va de 2004, Hylsamex ha pagado la totalidad de la deuda bancaria reestructurada en 2002. Por tanto, las garantías han sido canceladas e Hylsamex ha aumentado su flexibilidad.

Este prepago del tramo final de la deuda reestructurada de Hylsamex provee una mayor flexibilidad en tres aspectos importantes: reduce el nivel de activos otorgados en garantía, elimina otras restricciones financieras --principalmente permite reanudar dividendos de Hylsa a su compañía tenedora "Hylsamex, S.A. de C.V.", y mejora el costo de financiamiento. Adicionalmente, la vida promedio de la deuda de la Compañía es ahora de 4.2 años.

Específicamente, este financiamiento le permite a Hylsa clasificar 91% de su deuda total como "deuda sin garantías", fortaleciendo así el perfil crediticio de Hylsa. Además, la renovada flexibilidad de Hylsa y Galvak abre el camino para que Hylsamex reanude una política de dividendos constante y sólida. Finalmente, el perfil de deuda consolidado de Hylsamex refleja una mejora

adicional, como parte de los esfuerzos de la administración durante 2004 para proactivamente modificar la estructura financiera de la Compañía.

Los términos principales del nuevo financiamiento bancario de Hylsa por US$100 millones son: un préstamo sin garantías por cinco años con un período de gracia de un año para pagos de principal y 16 amortizaciones trimestrales iguales de principal en los siguientes cuatro años. La transacción reducirá en aproximadamente 200 puntos base la tasa de financiamiento bancario de Hylsa, en promedio.

Adicionalmente, Hylsa obtuvo una nueva Línea de Crédito Revolvente sin garantías, que reemplaza la anterior línea de crédito garantizada de US$40 millones. La nueva Línea de Crédito Revolvente sin garantías ha sido otorgada por un plazo de tres años, con expiración final el 30 de septiembre de 2007. Será utilizada para apoyar en los requerimientos de capital de trabajo. Los agentes estructuradores líderes de estas transacciones fueron Citigroup y JPMorgan, junto con Bayerische Hypo-und-Vereinsbank y HSBC que actuaron como agentes.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :

BOLSA MEXICANA DE VALORES

Hylsamex, S.A. de C.V.
File No. 82-4252

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.


5500

Fecha de Recepción en BMV: 2004-09-30 15:33:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
30/9/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
Hylsamex Paga Completamente Deuda Bancaria Reestructurada

Eventos Relevantes:
Hylsamex Paga Completamente Deuda Bancaria Reestructurada

Hylsamex Obtiene US$100 Millones en Financiamiento Bancario de Mediano Plazo Sin Garantía y Línea de Crédito Revolvente de US$60 Millones

MONTERREY, MEXICO, 30 de septiembre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy que su subsidiaria Hylsa, S.A. de C.V. ("Hylsa") ha obtenido US$100 millones en financiamiento bancario de mediano plazo sin garantías. Los recursos netos de la transacción fueron utilizados por Hylsa para pagar totalmente el saldo insoluto de la deuda bancaria denominada "Facility A". A través de esta transacción y otros prepagos de deuda bancaria realizados en lo que va de 2004, Hylsamex ha pagado la totalidad de la deuda bancaria reestructurada en 2002. Por tanto, las garantías han sido canceladas e Hylsamex ha aumentado su flexibilidad.

Este prepago del tramo final de la deuda reestructurada de Hylsamex provee una mayor flexibilidad en tres aspectos importantes: reduce el nivel de activos otorgados en garantía, elimina otras restricciones financieras --principalmente permite reanudar dividendos de Hylsa a su compañía tenedora "Hylsamex, S.A. de C.V.", y mejora el costo de financiamiento. Adicionalmente, la vida promedio de la deuda de la Compañía es ahora de 4.2 años.

Específicamente, este financiamiento le permite a Hylsa clasificar 91% de su deuda total como "deuda sin garantías", fortaleciendo así el perfil crediticio de Hylsa. Además, la renovada flexibilidad de Hylsa y Galvak abre el camino para que Hylsamex reanude una política de dividendos constante y sólida. Finalmente, el perfil de deuda consolidado de Hylsamex refleja una mejora adicional, como parte de los esfuerzos de la administración durante 2004 para proactivamente modificar la estructura financiera de la Compañía.

Los términos principales del nuevo financiamiento bancario de Hylsa por US$100 millones son: un préstamo sin garantías por cinco años con un período de

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 8172 bytes.

Fecha de recepcion: Sep 30 2004 3:33:25:293PM.

Folio de recepcion: 62576.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error